SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

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ESTERLINE TECHNOLOGIES CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	13-2595091 (I.R.S. employer identification no.)
10800 NE 8th Street Bellevue, Washington (Address of principal executive offices)	98004 (zip code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.      [   ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.      [X]

Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
Not Applicable	Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights

(Title of class)

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Item 1.      Description of Registrant's Securities to Be Registered

      On December 5, 2002, the Board of Directors of Esterline Technologies Corporation declared a dividend of one preferred share purchase right for each outstanding share of our common stock pursuant to a rights agreement dated as of December 11, 2002, between Esterline and Mellon Investor Services LLC, as Rights Agent (the "Rights Agreement"). The dividend is payable on December 23, 2002 to our stockholders of record on that date. As of December 2, 2002, there were 20,783,068 shares of our common stock outstanding. In addition, our Board of Directors authorized the issuance of one preferred share purchase right for each additional share of common stock that becomes outstanding between December 23, 2002 and the earliest of:

*

the distribution date, which is the earlier of: (1) the close of business on the tenth business day after a public announcement that a person has acquired beneficial ownership of 15% or more of our outstanding shares of common stock; and (2) the close of business on the tenth business day, or such later day as our Board of Directors may determine, following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for outstanding shares of common stock that could result in the offeror becoming the beneficial owner of 15% or more of our outstanding shares of common stock;

*	the date on which the rights expire, December 11, 2012; and
*	the date, if any, on which our Board of Directors redeems the preferred share purchase rights.

      The preferred share purchase rights that will be distributed pursuant to the Rights Agreement will replace the preferred share purchase rights that were issued pursuant to the Rights Agreement, dated as of December 9, 1992, between Esterline and Chemical Bank, as Rights Agent, and which will expire by their terms on December 23, 2002. No other preferred share purchase rights are outstanding.

      Until a preferred share purchase right is exercised, the holder of such right will have no rights as an Esterline stockholder.

      The preferred share purchase rights have certain antitakeover effects and will cause substantial dilution to a person that attempts to acquire Esterline on terms not approved by our Board of Directors. The preferred share purchase rights should not affect any prospective offeror willing to make an all-cash offer at a full and fair price,

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or willing to negotiate with our Board of Directors. Similarly, the preferred share purchase rights will not interfere with any merger or other business combination approved by our Board of Directors since the Board of Directors may, at its option, redeem all, but not less than all, of the then outstanding preferred share purchase rights at the redemption price.

      Each preferred share purchase right entitles its registered holder to purchase from us one one-hundredth of a share of our Series B Serial Preferred Stock, at a price of $161.00 per one one-hundredth of a preferred share, subject to adjustment as described below. The description and terms of the preferred share purchase rights are set forth in the Rights Agreement. A copy of the Rights Agreement is attached to this Registration Statement on Form 8-A as Exhibit 4.1.

      Until the distribution date, the preferred share purchase rights will be evidenced by the certificates for the shares of common stock registered in the names of the holders, rather than by separate certificates. Therefore, until the distribution date, or earlier redemption or expiration of the preferred share purchase rights, the preferred share purchase rights will be transferred with and only with the shares of common stock.

      As soon as possible after the distribution date, separate certificates evidencing the preferred share purchase rights will be delivered to holders of record of the shares of common stock as of the close of business on the distribution date and to each initial record holder of certain shares of common stock originally issued after the distribution date. These separate certificates alone will evidence the preferred share purchase rights from that time forward.

      The preferred share purchase rights are not exercisable until the distribution date and will expire on December 11, 2012, unless redeemed prior to expiration, as described below.

      The number of preferred shares or other securities or property issuable, and the purchase price payable, upon exercise of the preferred share purchase rights, the redemption price and the number of preferred share purchase rights associated with each outstanding common share are subject to adjustment from time to time to preserve the economic value of the preferred share purchase rights. Our Board of Directors may make any such adjustments

*	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred shares;

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*	if holders of the preferred shares are granted certain rights or warrants to subscribe for preferred shares or convertible securities at less than the current market price of the preferred shares; or
*

upon the distribution to holders of the preferred shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price.

      If at any time after the distribution date any of the events below occur, each rights holder will have the right to receive, upon exercise, shares of our common stock (or, in certain circumstances, cash, property or other securities of Esterline) having a market value of twice the purchase price:

*	Esterline is the surviving corporation in a merger with a person that beneficially owns 15% or more of our outstanding common shares and shares of our common stock are not changed or exchanged;
*

a person becomes the beneficial owner of more than 15% of the outstanding shares of our common stock, other than pursuant to an offer for all outstanding shares of our common stock which the independent directors of our Board of Directors determine to be fair to and otherwise in the best interests of Esterline and its shareholders (a "Fair Offer");

*	a person that beneficially owns 15% or more of our outstanding common shares engages in one or more "self-dealing" transactions as set forth in the Rights Agreement; or
*

during such time as there is a person that beneficially owns 15% or more of our outstanding common shares, an event occurs, such as a reverse stock split, which results in such person's ownership interest being increased by more than 1%.

      Following the occurrence of any of the events set forth above, any preferred share purchase rights that are at any time beneficially owned by a beneficial owner of 15% or more of our outstanding shares of common stock, or any affiliate or associate of that person, will be null and void and nontransferable. Furthermore, any holder of any preferred share purchase rights who beneficially owns 15% or more of our shares of common stock, any affiliate or associate of that person, or any purported transferee or subsequent holder will be unable to exercise or transfer the holder's preferred share

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purchase rights. The preferred share purchase rights are not exercisable following the occurrence of the events set forth above until such time our right to redeem the preferred share purchase right expires, as more fully described below.

      After a person becomes the beneficial owner of 15% or more of our outstanding shares of common stock, each of the following events would entitle each holder of a preferred share purchase right (other than a holder of those rights that have become null and void and nontransferable as described above) to purchase, for the purchase price, shares of common stock of the acquiring company which at the time of the event have a market value (or if no market exists, the fair value as determined in good faith by our Board of Directors) of twice the purchase price:

*	the acquisition of Esterline in a merger or other business combination transaction in which Esterline is not the surviving corporation, other than a merger that follows a Fair Offer; or
*	the sale or transfer of 50% or more of our assets or earning power, in one or more transactions.

      At any time until ten days following the public announcement of any person's acquiring beneficial ownership of 15% or more of our outstanding shares of common stock, our Board of Directors may redeem the preferred share purchase rights in whole, but not in part. The redemption price of $0.01 per preferred share purchase right, subject to adjustment as provided in the Rights Agreement, may be paid in cash, shares of common stock or other consideration deemed appropriate by our Board of Directors. After the redemption period has expired, our right of redemption may be reinstated if the acquiring person reduces his, her or its beneficial ownership to less than 15% of the outstanding shares of common stock in a transaction or series of transactions not involving us.

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      Other than those provisions relating to the economic terms of the preferred share purchase rights, at any time prior to any person's acquiring beneficial ownership of 15% or more of our outstanding shares of common stock, we may, without the approval of any holder of the preferred share purchase rights, amend any provision of the Rights Agreement. After the time that a person beneficially owns 15% or more of our outstanding common shares, our Board of Directors may amend the provisions of the Rights Agreement to cure any ambiguity, to make changes that do not adversely affect the interests of the rights holders (except for the interests of any person that beneficially owns 15% or more of our outstanding common shares), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that our Board of Directors may not make any amendment to adjust the time period governing our redemption right at any time after our right to redeem the preferred share purchase rights has expired.

      The preferred shares issuable upon exercise of the preferred share purchase rights have the following characteristics:

*	they are not redeemable;
*

the holders of preferred shares will be entitled to a preferential quarterly dividend payment equal to the greater of (a) $1.00 per share and (b) 100 times the dividend declared per common share, if any;

*

the holders of preferred shares will be entitled to a preferential payment per share of all accrued and unpaid dividends and distributions per share, plus $100 per preferred share in the event of voluntary or involuntary dissolution, liquidation or winding up of Esterline;

*	the holders of preferred shares will be entitled to 100 votes per share, voting together with the shares of common stock; and
*

the holders of preferred shares will be entitled to receive, per share, 100 times the amount received per common share, in the event of any merger, business combination, consolidation or other transaction in which the shares of common stock are exchanged.

      Because of the nature of the preferred shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a preferred share issuable upon exercise of each preferred share purchase right should approximate the value of one common share. Customary antidilution provisions are designed to protect that relationship in the event of certain changes in the common and preferred shares.

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      We may, but are not required to, issue fractional shares that are an integral multiple of one one-hundredth of a preferred share upon the exercise of preferred share purchase rights. In lieu of fractional shares, we may utilize a depository arrangement as provided by the terms of the preferred shares. In the case of fractions other than one one-hundredth of a preferred share or integral multiples thereof, we may make a cash payment based on the market price of such shares.

      This summary of the preferred share purchase rights is not complete and is qualified in its entirety by reference to the Rights Agreement, which is attached hereto as an exhibit and incorporated into this document by reference. A copy of the Rights Agreement is also available upon request from Esterline free of charge.

Item 2.      Exhibits
4.1

Rights Agreement dated as of December 11, 2002, between Esterline Technologies Corporation and Mellon Investor Services LLC, as Rights Agent, which includes as Exhibit A the Form of Certificate of Designation of Series B Serial Preferred Stock, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Shares.

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SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

      Date: December 11, 2002

ESTERLINE TECHNOLOGIES CORPORATION
By: Name: Title:	/s/ ROBERT D. GEORGE Robert D. George Vice President, Chief Financial Officer, Secretary and Treasurer

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EXHIBIT INDEX
Exhibit	Description
4.1

Rights Agreement dated as of December 11, 2002, between Esterline Technologies Corporation and Mellon Investor Services LLC, as Rights Agent, which includes as Exhibit A the Form of Certificate of Designation of Series B Serial Preferred Stock, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Shares.

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